ADVANCED SERIES TRUST

655 Broad Street, 17th Floor

Newark, New Jersey 07102

December 21, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Sonny Oh

Re:	Advanced Series Trust: File Nos. 033-24962 and 811-05186
AST Quantitative Modeling Portfolio

Dear Mr. Oh:

On behalf of Advanced Series Trust (the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on December 14, 2021 and December 20, 2021. Such comments relate to the Registrant's preliminary Proxy Statement on Schedule 14A (the Proxy Statement), which was filed with the Commission on December 3, 2021. The definitive Proxy Statement will be used in connection with the special meeting of the beneficial shareholders of AST Quantitative Modeling Portfolio (the Portfolio), a series of the Registrant, that will be held on February 16, 2022.

For your convenience, a summary of the Staff's comments is included herein and the responses are keyed accordingly, as set forth below. The responses will be included in the definitive Proxy Statement that will be filed on December 21, 2021.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Proxy Statement. The Staff's comments, and the Registrant's responses are set forth below.

1.Comment: In the "Description of Principal Investment Strategy Changes" section, please include disclosure that explains how derivative instruments provide additional liquidity.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures. The Registrant further notes that the liquidity strategy as a whole provides additional liquidity. Derivatives are utilized in the liquidity strategy for, among other things, hedging purposes and to manage the liquidity. Additional disclosure regarding the use of derivatives, including the associated risks, is also already included in the Statement of Additional Information.

2.Comment: In the "Overall Impact of the Approval of the Plan" section of the Proxy Statement, please reconcile this disclosure with the idea that the Portfolio will continue to invest in underlying portfolios as part of its new principal investment strategy.

Response: The Registrant has reviewed the disclosure and has added clarifying disclosures.

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Should you have any questions or comments with respect to the foregoing, please contact me at 973-367-7659. Thank you for your assistance in this matter.

Respectfully submitted,

/s/ Melissa Gonzalez

  Melissa Gonzalez